November 29, 2005

Room 3561

Mr. Charles W. McGuire, Esq.
Director
HMB Acceptance Corp.
2002 Summit Blvd., Suite 100
Atlanta, GA 30319

	Re:	HMB Acceptance Corp.
		Registration Statement on Form S-3
		Filed November 4, 2005
		File No. 333-129452

Dear Mr. McGuire:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.
Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.

2. We note that you indicate throughout the base prospectus that you will provide information regarding such things as assets, credit enhancement or other features that were not described in the base prospectus in the related prospectus supplement. For example, we note your statement on page 30 that the trust for each series of securities may include "any other asset, instrument or agreement relating to the trust and specified in the prospectus supplement," and that on page 67 you indicate that credit enhancement features may include "another method of credit enhancement specified in the applicable prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, and asset-backed securities backed by assets of the type described in the base prospectus. However, none of the four prospectus supplements you have provided contemplate an offering of securities backed by a pool of other securities. Rather, they all appear to contemplate the securitization of mortgages or home-equity loans. Please refer to Section III.A.3(b) of SEC Release
No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

5. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as exhibits to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.



Base Prospectus

6. To the extent practicable, please replace phrases like "unless the prospectus supplement says otherwise," with bracketed disclosure showing the variations you intend. For example, we note your disclosure on page 60 indicating that a series of securities may include "classes of securities of various types described in the prospectus supplement." Please list or describe these various classes of securities in the base prospectus.

The Trusts and the Trust Assets

Mortgage Loans, page 30

7. We note that trusts may include mortgage loans with adjustable mortgage rates, including loans whose interest rate adjusts on the basis of variable indices. Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to
Section III.A.2. of SEC Release 33-8518.

8. We note your disclosure at the bottom of page 31 indicating that mortgaged properties may be located outside of the United States and that the related mortgage notes may be denominated in foreign currencies. Please revise to provide the disclosure required by Item
1100(e) of Regulation AB or advise. Alternatively, delete this disclosure.

Pre-Funding, page 45

9. We note that you contemplate a prefunding account to purchase additional primary assets and that, in no event will the prefunding period exceed one year. Please revise to confirm that you will not use more than 50% of the offering proceeds to fund this account.
Refer to Item 1101(c)(3)(ii)(B) of Regulation AB.

First Prospectus Supplement (Covering Mortgage or Asset-Backed
Notes)

Cover Page

10. We note that the cover page indicates that this prospectus supplement may be used to offer either mortgage or asset-backed notes. However, the discussion of the asset pool included in the prospectus supplement refers only to mortgages. Please revise to clarify or advise.

11. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence in the box, to refer to the issuing entity. Refer to Item 1102(d).

Summary

12. While we note your discussion regarding the subordination of payments, please expand your summary to better explain the flow of funds, payment priorities and allocations among the classes of securities both offered and not offered. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

13. Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool.

Credit Enhancement, page S-36

14. Please confirm that you will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement. Refer to Item 1114(a), Instruction 1.

Description of the Mortgage Pool, page S-41

15. Please expand your disclosure here or in the base prospectus to confirm that no non-performing assets will be part of the asset pool.
Refer to Item 1101(c)(2)(iii) of Regulation AB. Additionally, we note that mortgage loans included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

The Servicer and the Subservicer

Delinquency and Foreclosure Experience, page S-51

16. While we note the disclosure you have provided in this section, you should expand to provide all of the information required by Item
1100(b) of Regulation AB. For example, it does not appear that you have presented loss and cumulative loss information regarding charge-offs, charge-off rate, gross losses, recoveries and net losses. Please ensure that your next amendment includes the information required by subparagraphs 1-6 of Item 1100(b) of Regulation AB.



Use of Proceeds, page S-80

17. We note your reference to "net proceeds." Please disclose the amount of expenses payable from the offering proceeds. Refer to Item
1107(j) of Regulation AB.

Ratings, page S-81

18. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,


								Max A. Webb
								Assistant Director

cc:	Via Facsimile (202) 775-8586
	Mr. Edward E. Gainor, Esq.
	McKee Nelson LLP
	Telephone: (202) 775-4137


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Mr. Charles McGuire
HMB Acceptance Corp.
November 29, 2005
Page 1